                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 6)

                                  ISRAMCO, INC.
                                (Name of Issuer)

                      Common Stock par value $.01 per share
                         (Title of Class of Securities)

                                    465141109
                                 (CUSIP Number)

                                 Martin Mushkin
                        Pomeranz Gottlieb & Mushkin, LLC
                        205 Lexington Avenue - 16th Floor
                               New York, NY 10016
                                  212-779-4233

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                              July and August, 1997
             (Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule

13d.1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

CUSIP No. 465141109                                             (See Schedule A)

1)    Name of Reporting Person                        Naptha Holding Ltd.

      S.S. or I.R.S. Identification No.               (Intentionally
      of Above Person                                 Omitted)

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a                  (a) [  ]
      Member of a Group                               (b) [  ]

--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds                                 WC

------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)      [  ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization            Israel

--------------------------------------------------------------------------------


                        7)    Sole Voting Power          14,874,225 shares
                              --------------------------------------------------

Number of Shares        8)    Shared Voting Power        -0-
Beneficially Owned            --------------------------------------------------
by Reporting
Person with             9)    Sole Dispositive Power     14,874,225 shares
                              --------------------------------------------------

                        10)   Shared Dispositive Power   -0-

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                   14,874,225 shares
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12)   Check box if the Aggregate Amount               [  ]
      in Row(11) Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by                 47.3%

--------------------------------------------------------------------------------

14)   Type of Reporting Person                        CO

--------------------------------------------------------------------------------

CUSIP No. 465141109                                             (See Schedule B)

1)    Name of Reporting Person                        Naptha Israel Petroleum
                                                      Corporation Ltd.
      S.S. or I.R.S. Identification No.               (Intentionally
      of Above Person                                 Omitted)

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a                  (a) [  ]
      Member of a Group                               (b) [  ]

--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds                                 WC

--------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)      [  ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization            Israel

--------------------------------------------------------------------------------

                        7)    Sole Voting Power          -0-
                              --------------------------------------------------

Number of Shares        8)    Shared Voting Power        -0-
Beneficially Owned            --------------------------------------------------
by Reporting
Person with             9)    Sole Dispositive Power     -0-
                              --------------------------------------------------

                        10)   Shared Dispositive Power   -0-

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                   -0-
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12)   Check box if the Aggregate Amount               [  ]
      in Row(11) Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by                 N/A

--------------------------------------------------------------------------------

14)   Type of Reporting Person                        CO

--------------------------------------------------------------------------------

CUSIP No. 465141109                                             (See Schedule C)

1)    Name of Reporting Person                        J.O.E.L. Jerusalem Oil
                                                      Exploration Ltd.
      S.S. or I.R.S. Identification No.               (Intentionally
      of Above Person                                 Omitted)

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a                  (a) [  ]
      Member of a Group                               (b) [  ]

--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds                                 N/A

--------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)      [  ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization            Israel

--------------------------------------------------------------------------------

                        7)    Sole Voting Power          -0-
                              --------------------------------------------------

Number of Shares        8)    Shared Voting Power        -0-
Beneficially Owned            --------------------------------------------------
by Reporting
Person with             9)    Sole Dispositive Power     -0-
                              --------------------------------------------------

                        10)   Shared Dispositive Power   -0-

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                   -0-
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12)   Check box if the Aggregate Amount               [  ]
      in Row(11) Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by                 N/A

--------------------------------------------------------------------------------

14)   Type of Reporting Person                        CO

--------------------------------------------------------------------------------

CUSIP No. 465141109                                             (See Schedule D)

1)    Name of Reporting Person                        Equital, Ltd.
                                                      (formerly known as
                                                      Pass-Port Ltd.)
      S.S. or I.R.S. Identification No.               (Intentionally
      of Above Person                                 Omitted)

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a                  (a) [  ]
      Member of a Group                               (b) [  ]

--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds                                 N/A

--------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)      [  ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization            Israel

--------------------------------------------------------------------------------

                        7)    Sole Voting Power           -0-
                              --------------------------------------------------

Number of Shares        8)    Shared Voting Power         -0-
Beneficially Owned            --------------------------------------------------
by Reporting
Person with             9)    Sole Dispositive Power      -0-
                              --------------------------------------------------

                        10)   Shared Dispositive Power    -0-

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                   -0-
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12)   Check box if the Aggregate Amount               [  ]
      in Row(11) Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by                 N/A

--------------------------------------------------------------------------------

14)   Type of Reporting Person                        CO

--------------------------------------------------------------------------------

CUSIP No. 465141109                                             (See Schedule F)

1)    Name of Reporting Person                  Israel Credit Lines
                                                Complementary Financial Services
                                                  Ltd.
      S.S. or I.R.S. Identification No.         (Intentionally
      of Above Person                           Omitted)

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a            (a) [  ]
      Member of a Group                         (b) [  ]

--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds                           N/A

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization        Israel

--------------------------------------------------------------------------------

                        7)    Sole Voting Power          -0-
                              --------------------------------------------------

Number of Shares        8)    Shared Voting Power        -0-
Beneficially Owned            --------------------------------------------------
by Reporting
Person with             9)    Sole Dispositive Power     -0-
                              --------------------------------------------------

                        10)   Shared Dispositive Power   -0-

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                   -0-
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12)   Check box if the Aggregate Amount               [  ]
      in Row(11) Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by                 N/A

--------------------------------------------------------------------------------

14)   Type of Reporting Person                        CO

--------------------------------------------------------------------------------

CUSIP No. 465141109                                             (See Schedule K)

1)    Name of Reporting Person                        United Kingsway Ltd.

      S.S. or I.R.S. Identification No.               (Intentionally
      of Above Person                                 Omitted)

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a                  (a) [  ]
      Member of a Group                               (b) [  ]

--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds                                 N/A

--------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)      [  ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization            Nassau, Bahamas

--------------------------------------------------------------------------------

                        7)    Sole Voting Power           -0-
                              --------------------------------------------------

Number of Shares        8)    Shared Voting Power         -0-
Beneficially Owned            --------------------------------------------------
by Reporting
Person with             9)    Sole Dispositive Power      -0-
                              --------------------------------------------------

                        10)   Shared Dispositive Power    -0-

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                   -0-
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12)   Check box if the Aggregate Amount               [  ]
      in Row(11) Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by                 N/A

--------------------------------------------------------------------------------

14)   Type of Reporting Person                        CO

--------------------------------------------------------------------------------

CUSIP No. 465141109                                             (See Schedule L)

1)    Name of Reporting Person                        YHK Investment LP

      S.S. or I.R.S. Identification No.               (Intentionally
      of Above Person                                 Omitted)

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a                  (a) [  ]
      Member of a Group                               (b) [  ]

--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds                                 [AF]

--------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)      [  ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization            Israel

--------------------------------------------------------------------------------

                        7)    Sole Voting Power           -0-
                              --------------------------------------------------

Number of Shares        8)    Shared Voting Power         -0-
Beneficially Owned            --------------------------------------------------
by Reporting
Person with             9)    Sole Dispositive Power      -0-
                              --------------------------------------------------

                        10)   Shared Dispositive Power    -0-

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                   -0-
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12)   Check box if the Aggregate Amount               [  ]
      in Row(11) Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by                 -0-

--------------------------------------------------------------------------------

14)   Type of Reporting Person                        PN

      The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 20, 1995,

1. as amended by Amendment No. 1 filed with the Commission on January 20, 1996,

2. as amended by Amendment No. 2 filed with the Commission on or about March 27, 1996,

3. as amended by Amendment No. 3 filed with the Commission on or about November 27, 1996,

4. as amended by Amendment No. 4 filed with the Commission on February 12, 1997, and

5.    as amended by Amendment No. 5 filed with the Commission on May xx, 1997


(collectively the "Schedule 13D") relating to the common stock, par value $.01 per share, of Isramco, Inc. are hereby amended by adding the information set forth below. All capitalized terms herein have the meaning ascribed to them in
Schedule 13D.

      This amendment is filed by United Kingsway Ltd. ("Kingsway"), and Israel Credit Lines Complementary Financial Services, Inc. ("Complementary").

ITEM 1.  SECURITY AND ISSUER.

      The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share, ("shares") of Isramco, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is at 575 Madison Ave., New York, NY 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

      As reported more fully in Amendment No. 5 to the Schedule 13D filed by the undersigned, United Kingsway Ltd. ("Kingsway") and Israel Credit Lines Complementary Financial Services, Inc. ("Complementary") formed Y.H.K. Investment LP ("YHK"). YHK controls Equital Ltd. ("Equital") (formerly known as Passport Ltd.) and through the chain shown in Amendment No. 5, it controls Isramco.

      Kingsway was controlled by Robert Jean Archens. Messrs. Archens and Tsuff were the directors of Kingsway. As of July 25, 1997, Haim Tsuff purchased Mr. Archens' interest in Kingsway. Prior to this transaction, Haim Tsuff did not have a significant equity interest in Kingsway. Kingsway has interests in companies in addition to YHK. Prior to this transaction, payment of those debts were guaranteed by Archens. In consideration of the transfer by Mr. Archens of his interests in Kingsway, Mr. Tsuff assumed Mr. Archens' guarantees and the beneficiaries of those guarantees accepted Mr. Tsuff's guarantees in lieu of those of Mr. Archens. Mr. Tsuff is now the sole owner and director of Kingsway. See Schedule K.

      David Yayni now controls Complementary by virtue of his purchase of 17.8% of that public company. He purchased 10.1% of the shares of Complementary previously owned by a subsidiary of Complementary for a total of $151,000. He received additional shares of Complementary (7.7%) for no consideration.

      On July 15, 1997, Youval Ran resigned as President of Isramco. On July 23, 1997, Daniel Avner was elected President of Isramco, and Avihu Ginzburg, PhD was elected to the Board of Directors of Isramco. Other personnel changes in the entities in the chain of ownership are shown on the accompanying Schedules.

      As of August 3, 1997, Pass-port Ltd. changed its name to Equital Ltd. Equital also sold shares to its employees and that resulted in a change in the percentage of ownership in Equital held by JOEL.

      The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such person are a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons deny that they should be deemed to be such a "group" and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

      Kingsway and Complementary own 74% and 26% of YHK respectively. A chart showing the chain of ownership is included follows this narrative.

      During the last five years, none of the Reporting Persons, nor any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor any of their officers and directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Tsuff paid for Mr. Archens' interest in Kingsway by assuming his guarantees of certain debts of Kingsway. Kingsway has substantial interests in businesses other than YHK (and through it in Isramco). Consequently, it is not practicable to establish a value on that portion of the guarantee assumed by Mr. Tsuff attributable to YHK.

      Mr. Yayni purchased his interest in Complementary as explained under Item 2 above.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      The purpose of the Tsuff/Archens transaction was to transfer Mr. Archens' interest in Kingsway to Mr. Tsuff, and thus buy out Mr. Archens' interests in the assets owned and controlled by Kingsway. The purpose of the Yayni transactions was to transfer the control of Complementary to Mr. Yayni.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of the class of securities being reported on here beneficially owned by the Reporting Persons is 14,874,225 shares which is 47.3% of the outstanding shares assuming the exercise of all of the warrants held by Holding. The other persons who, together with the persons named in Item 2, comprise a group with the meaning of Section 13(d)(3) of the Act are indirect beneficial owners of these Shares.

      (b) All power to vote the Shares is vested in Naptha Holding, Ltd. (See Amendment No. 4 to this Form 13D.)

      (c) From time to time, the persons making this report may acquire additional securities of Isramco in the ordinary course of their business in market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      An agreement (in Hebrew) dated August 20, 1997 pursuant to which David Yayni received his shares in Complementary, as filed by Complementary with the Tel Aviv Stock Exchange is attached.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 13, an agreement (in Hebrew) dated August 20, 1997 pursuant to which David Yayni obtained his shares in Complementary. To be filed as an amendment after translation is obtained.

                                                       -------------
                                                        DAVID YAYNI
                                                       -------------
                                                       |
                                                 17.6% |
                                                      \|/
               --------------------------         ----------------
                 UNITED KINGSWAY LTD               COMPLIMENTARY
               (CONTROLLED BY HAIM TZUFF)         (PUBLIC COMPANY)
               --------------------------         ----------------
              |                       |                |
          74% |                       |            28% |
              |  \                    |               \|/
              ----     ---------------------------------
                 /                    Y.H.K.
                          LIMITED PARTNERSHIP(ISRAEL)
                       ---------------------------------
                                      |
                                42.3% |
                                     \|/
                       ---------------------------------
                                  EQUITAL LTD
                       (FORMERLY KNOWN AS PASS-PORT LTD)
                       ---------------------------------
                                      |        /|\
                                43.4% |         |  9.6%
                                     \|/        |
                       ---------------------------------/
                                  J.O.E.L. LTD          ---------
                       ---------------------------------\        |
                                      |                          |
                                86.6% |                          |
                                     \|/                         |
                       ---------------------------------         |
                                    NAPHTHA                      |
                       ---------------------------------         |
                                      |                          |
                                 100% |                          |  5.5%
                                     \|/                         |
                       ---------------------------------         |
                                NAPHTHA HOLD LTD                 |
                       ---------------------------------         |
                                      |                          |
                                36.5% |                          |
                                     \|/                         |
                       ---------------------------------         |
                                  ISRAMCO INC.          ---------
                       ---------------------------------
                                      |
                                      |
                                     \|/
                       ---------------------------------
                            ISRAMCO OIL AND GAS LTD
                                GENERAL PARTNER
                       ---------------------------------
                                      |
                                      |
                                     \|/
                      ------------------------------------
                      ISRAMCO NEGEV 2 LIMITED PARTNERSHIP
                      ------------------------------------

                                                                      EXHIBIT 11

                      SIGNATURES AND JOINT FILING AGREEMENT

      Each of the undersigned hereby agrees that the Schedule 13D with respect to the common stock, par value $.01 per share, of Isramco, Inc. (to which this Agreement is attached as EXHIBIT 10), and all subsequent amendments, may be filed on behalf of each such person.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 1997

 NAPTHA HOLDING LTD. ("HOLDING")                                  Schedule A
 NAPTHA ISRAEL PETROLEUM CORPORATION LTD.                         Schedule B
 J.O.E.L. JERUSALEM OIL EXPLORATION LTD.                          Schedule C
 EQUITAL LTD. (formerly PASS-PORT LTD)                            Schedule D
 ISRAEL CREDIT LINES COMPLEMENTARY FINANCIAL SERVICES  LTD.       Schedule F
 UNITED KINGSWAY LTD.                                             Schedule K
 YHK INVESTMENT LIMITED PARTNERSHIP                               Schedule L


 By:  /s/
     -------------------------------------------------------
     Raanan Weisel / Pinchas Pinchas, Attorney in Fact
     See powers of attorney filed with prior Amendments.

                                   SCHEDULE A
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                               NAPTHA HOLDING LTD.
                                   ("HOLDING")


Name                   Title                          Address
----                   -----                          -------
Jackob Maimon          Chairman of the Board          10 Izack Sade Street
                                                      Petach-Tikva

Yossi Levy             Director                       5 Mismar Hslusa Street
                                                      Rishon Letzion

                                   SCHEDULE B
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                       NAPTHA ISRAEL PETROLEUM CORP. LTD.

Name                    Title                         Address
----                    -----                         -------
Jackob Maimon           Chairman of the Board         10 Izack Sade Street
                                                      Netach-Tikva

Yossi Levy              General Manager               5 Mismar Hslusa Street
                                                      Rishon Letzion

Raanan Wiesse(l)        Finance Manager               22 Hsmim Street
                                                      Givatim

Anat Riner(1)           Director                      154 Rotshild Street
                                                      Petach-Tikva

Meir Avrahami(1)        Director                      6 Rhash Street
                                                      Hadera

ReviveTal Ltd.          Director(2)                   Hagranit 8.
                                                      Kiryat Arie
                                                      Petach-Tikva 49222

Revive Gal Ltd.         Director(2)                   Hagranit 8.
                                                      Kiryat Arie
                                                      Petach-Tikva 49222

Revive Ad Ltd.          Director(2)                   Hagranit 8.
                                                      Kiryat Arie
                                                      Petach-Tikva 49222

Revive Dan Ltd.         Director(2)                   Hagranit 8.
                                                      Kiryat Arie
                                                      Petach-Tikva 49222

---------------------------

      (1) Citizen of Israel.

      (2) Company fully owned by J.O.E.L. These companies are all organized under Israeli law, and were established to hold these directorships.

                                   SCHEDULE C
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                     J.O.E.L. JERUSALEM OIL EXPLORATION LTD.

MICHAL MALCAH
Director
5 Kasani Street, Ramat Aviv, Tel Aviv, Israel
Advocate

ARIEH PERL
Director
41 Alexander Zeid Street, Naveh Oz, Petach Tikva, Israel
Manager of several companies; director of Polygon Co., a textile company

BARUCH KIRSHSTEIN
Director
10 Alfassi Street, Jerusalem, Israel
General Manager of B. Kirsharein Ltd.

MOSHE MITELMAN, Ph.D.
Director
39 Dibell Reoven Street
Petach-Tikva

DAVID DAVID
Chief Executive Officer
7 Tidhar Street, Ramat-Efal, Israel

PINCHAS PINCHAS
Comptroller
82B Katz Street, Petach-Tikva

ANMON ARGAMAN, CPA
Internal Auditor
8, Hagranit Street, Kiryat Arie, Petach-Tikva 49222

EYAL GIBOR
Director
14 Drezner Street, Tel-Aviv
Co-General Manager of Israel Credit Lines Complementary Financial Services Ltd.

                                   SCHEDULE D
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                  EQUITAL LTD.


MICHAEL VALDAN
Director
35 Burla Street, Tel-Aviv, Israel
Advisor in the field of chemistry and petro-chemistry in Israel and abroad

DR. ESTI BAT
Director
2 Dow Gruner, Herzliya, Israel
Marketing Manager, Initiator of Projects in ESI, Ltd., a privately owned company, Lecturer at the Tel-Aviv University

MICHAEL GUTMAN
Chief Executive Officer

PINCHAS PINCHAS
Comptroller
82B Katz Street, Petach Tikva, Israel

BLACKSTONE LTD.
Director(1)
Hagranit 8, Kiryat Arie, Petach-Tikva

ORANGESTONE LTD.
Director(1)
Hagranit 8, Kiryat Arie, Petach-Tikva

PINKSTONE LTD.
Director(1)
Hagranit 8, Kiryat Arie, Petach-Tikva

BORDSTONE LTD.
Director(1)
Hagranit 8, Kiryat Arie, Petach-Tikva


---------------------

      (1) Fully owned by YHK General Manager Ltd. All of these companies are organized under Israeli law, and were established to hold these directorships.

                                   SCHEDULE F
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
            ISRAEL CREDIT LINES COMPLEMENTARY FINANCIAL SERVICES LTD.

ERAN TADMOR
Director (Manager, L.T.S. Ltd., electric products)
1 Oranim Street
Kefar Shemrio

RONY ELIAD
Director - P.R. and marketing consultant
39 Shamgar Street, Zala

DAVID YAYNI(1)
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

YARON YAYNI(1)
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

RON BARNESS(1)
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

SHIMON ELBAZ(1)
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

EYAL GIBOR(1)
Co-General Manager
14 Drezner St., Tel-Aviv, Israel

YOUVAL RAN(1)
Co-General Manager
9 Berazani Str., Ramat Aviv, Tel-Aviv, Israel

Youval Yayni(1)
Secretary
4 Raoul Wallenberg St., Tel-Aviv, Israel



----------------------

      (1) Citizens of Israel.

                                   SCHEDULE K
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                              UNITED KINGSWAY LTD.

HAIM TSUFF
Director
12 Haporzim Street, Petach Tikva, Israel
Manager of several companies
Citizen of Israel and the Netherlands

                                   SCHEDULE L
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                       YHK INVESTMENTS LIMITED PARTNERSHIP

General Partner

YHK General Managers, Ltd.


The Executive Officers of the General Partner are:

Not appointed yet.


Directors

Youval Ran
9 Barazani Street, Ramst-Aviv, Tel-Aviv, Israel
Co-General Manager of Israel Credit Lines Complementary Financial Services Ltd.

Haim Tsuff
12 Haporzim Street, Petach Tikva, Israel
Manager of several companies
Citizen of Israel and the Netherlands

Josef Tsuff
Pensioner

Tina Miamon-Arckens
38 Bilu Street, Hertzliya, Israel
Homemaker


Limited Partners

The limited partners of YHK are Israel Credit Lines Complementary Financial Services Ltd. ("Complementary") and United Kingsway Ltd.


See Schedule F regarding Complementary.
See Schedule K regarding Kingsway.